UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32948

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Throckmorton Street
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janet Mengis — 817-877-4256 Ext 204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rhodes Osiek Patyk & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

2170 Interstate 20	Arlington	Texas	76017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Singleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signal Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BEVERLY HUTCHISON
Notary Public, State of Texas
Comm. Expires 09-18-2022
Notary ID 793443-5

Jerry Singleton
Signature

Chief Executive Officer
Title

Beverly Hutchison
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGNAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Signal Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Signal Securities, Inc. (the Company) as of December 31, 2019, and the related statements of income (loss), stockholders' equity, changes in liabilities subordinated to the claims of general creditors pursuant to a satisfactory subordination agreement and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)("PCAOB") and we are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary information contained in Schedule I Computation of Net Capital (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Signal Securities, Inc.'s financial statements. The supplemental information is the responsibility of Signal Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, Schedule I Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rhodes Osiek Paytk & Company

We have served as the Company's auditor since 1995.

Arlington, Texas
February 25, 2020

SIGNAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

CURRENT ASSETS:

Cash	$ 608,881
Restricted cash	507,501
Clearing deposit and money market	114,519
Receivable from dealers	193,018
Prepaid assets	9,479
Total current assets	1,433,398

PROPERTY AND EQUIPMENT, AT COST,
net of depreciation (Note 2)   17,080

OPERATING RIGHT-OF-USE LEASE   269,504

Total Assets $ 1,719,982

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accrued commissions	$ 403,523
Accounts payable and accrued liabilities	564,440
Total current liabilities	967,963

LONG-TERM LIABILITIES:

Operating right-of-use lease	269,504
Subordinated loan from a related party (Note 5)	250,000
Total long-term liabilities	519,504

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY (Notes 6, 7 and 8)

Common stock, par value $1 per share, 100,000 shares authorized, 25,000 shares issued and outstanding	25,000
Additional paid-in capital	79,226
Retained earnings	128,289
Total stockholders' equity	232,515

Total Liabilities And
Stockholders' Equity $ 1,719,982

The accompanying notes are an integral part
of these financial statements

-3-

SIGNAL SECURITIES, INC.

STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:

Commissions income	$	3,137,006
Management fees		3,294,599
Interest income		9,408
Other income		47,642
Total revenues		6,488,655

EXPENSES:

Commissions expense		4,761,958
Regulatory fees		50,885
Operating overhead		1,792,092
Interest expense		6,250
Clearing charges		29,515
Total expenses		6,640,700
NET (LOSS)	$	(152,045)

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

| | Common Stock | | Additional Paid-in | Retained |
	Shares	Amount	Capital	Earnings
BALANCE AT DECEMBER 31, 2018	25,000	$25,000	$79,226	$ 280,334
NET (LOSS)	–	–	–	(152,045)
STOCKHOLDER DISTRIBUTIONS	–	–	–	–
BALANCE AT DECEMBER 31, 2019	25,000	$25,000	$79,226	$ 128,289

The accompanying notes are an integral part
of these financial statements

-5

SIGNAL SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS PURSUANT TO A SATISFACTORY SUBORDINATION AGREEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019

	Total Satisfactory Subordinated Debt	Equity Capital
TOTAL SUBORDINATED BORROWINGS AS PREVIOUSLY REPORTED	$ 0	$ 0
INCREASES		
Subordinated Loan Agreement Control #: 06-D-SLA-1412831 Lender: Jerry Singleton FINRA Approval Date: 5/21/19 Funds Received: 5/28/19	250,000	0
DECREASES	0	0
BALANCE	$ 250,000	0

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss)	$	(152,045)
Adjustment to reconcile net (loss) to net cash used in operating activities		
Depreciation expense		6,750
(Increase) in restricted cash		(161,881)
(Increase) in receivable from dealers		(10,530)
Decrease in prepaid assets		198
(Decrease) in accrued commission		(23,698)
Increase in accounts payable and accrued liabilities		159,611
NET CASH (USED IN) OPERATING ACTIVITIES		(181,595)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of equipment		(5,698)
Increase in clearing deposit and money market		(2,927)
NET CASH (USED IN) INVESTING ACTIVITIES		(8,625)

CASH FLOWS FROM FINANCING ACTIVITIES:

Subordinated loan proceeds		250,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		250,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		59,780
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		549,101
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	608,881

The accompanying notes are an integral part
of these financial statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

Signal Securities, Inc. (the Company) was incorporated on September 24, 1984, as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and restricted cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents. Restricted cash represents monies held for the benefit of customers.

Property and equipment -

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes based on the following useful lives.

Assets	Estimated Useful Lives
Machinery and Equipment	7 years
Furniture and Fixtures	7 years
Data Processing Equipment	5 years
Leasehold improvements	10 years

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income.

Advertising costs -

The advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2019 were $4,870.

Compensated absences –

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from dealers –

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Marketable securities –

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss. Unrealized gain or loss on marketable securities has been included in other income in the statement of income.

(2)   PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

Machinery and Equipment	$ 21,815
Furniture and Fixtures	29,204
Data Processing Equipment	86,754
Leasehold improvements	3,212
	140,985
Less accumulated depreciation	(123,905)
	$ 17,080

Depreciation expense for property and equipment for the year ended December 31, 2019, was $6,750.

(3)   PROFIT SHARING TRUST:

The Company maintains a defined contribution profit sharing plan and salary reduction plan for its employees. The Company elects to contribute annually a safe harbor contribution for all eligible participants under the plan. The Board of Directors elected a safe harbor contribution equal to 3% of eligible participants' total compensation. The Board of directors elected to make an additional discretionary profit sharing contribution in the amount of $28,248 for the year ended December 31, 2019. For the year ended December 31, 2019, the Company's discretionary and safe harbor contribution to the trust totaled $56,497. Of this total, $56,497 is payable and is included in the accrued liabilities on the financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019
(CONTINUED)

(4)   REVENUE FROM CONTRACTS WITH CUSTOMERS:

Investment Advisory Fees –

The Company earns investment advisory fees from its contracts with customers to provide asset management and financial planning services. Management fees for the majority of the Company's customers are assessed quarterly in advance of service based on the account valuation on the last day of the preceding calendar quarter. Quarterly fees collected in advance are recognized as revenue in monthly, one-third increments as they are earned by the advisers. Occasionally, management fees for customers are assessed in arrears at the end of each quarter of service based on the account valuation on the last day of the quarter. Quarterly fees collected in arrears are recognized as revenue in total at the time that the payment is received. The Company may contract with a customer to charge a flat fee for the creation of a financial plan or asset review. Fees collected for financial planning are recognized at the time when the services are rendered.

Introducing Broker/Dealer Revenue from Clearing Firm –

The Company earns commissions and fees from transactions effected in customer accounts at the Company's clearing firm, Hilltop Securities. Clearing firm revenue is recognized monthly by the Company upon receipt of a month-end correspondent settlement.

Brokerage and Insurance Commissions and Fees –

The Company earns commissions and fees from customer contracts for investment company products, annuities, and insurance policies. Revenue from mutual fund and insurance companies is recognized in the period the income was earned.

REIT and Limited Partnership Sales on the Secondary Market –

The Company effectuates all financial transactions pertaining to the settlement of limited partnership and REIT trades on the secondary market through a bank account designated as "Special Account for the Exclusive Benefit of Customers". All fees and commission pertaining to a trade are recognized as revenue at the time that the trade closes and the funds are transferred to the Company's operating account.

(5)   SUBORDINATED LOAN FROM A RELATED PARTY:

During May 2019, the Company requested approval from FINRA for a Subordinated Loan Agreement involving one of its shareholders. On May 21, 2019, FINRA approved the Subordinated Loan Agreement, and on that same day a shareholder advanced $250,000 to the Company. The approved Subordinated Loan Agreement bears interest at 5% per annum and matures June 1, 2020. Because of the related party nature of the advance, the amounts have been reflected as a long-term liability. The balance in the subordinated loan was $250,000 at December 31, 2019.

(6)   SUBSEQUENT EVENTS:

In January 2020, Company shareholders purchased an additional 10,000 shares of common stock, bringing the total number of shares issued to 35,000. Company shareholders paid $300,000 for the 10,000 shares of stock.

The Company evaluated subsequent events after the statement of financial condition date of December 31, 2019 through February 25, 2020, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

(7)   NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. This rule requires a minimum net capital of $100,000 for brokers who participate in initial public offerings as part of the selling group. At December 31, 2019, the Company has net capital of $419,725, which is in excess of its required net capital.

(8)   FOCUS REPORT PART II DIFFERENCE:

Difference between the accompanying financial statements and the Company's December 31, 2019, Focus Report Part II are as follows:

	Per Accompanying Financial Statement	Per Focus	Difference
Cash	$ 1,230,901	$ 1,230,900	$ 1
Receivable from dealers and securities	193,018	193,018	0
Prepaid assets	9,479	0	9,479
Property and equipment, net	17,080	296,064	(278,984)
Operating right-of-use lease	269,504	0	269,504
Accounts payable, accrued liabilities, expenses and other payables	967,963	1,237,467	269,504
Operating right-of-use liability	269,504	0	-269,504
Liabilities subordinated to claims of general creditors	250,000	250,000	0
Stockholders' Equity	232,515	232,515	0
			$ 0

(9)   COMMITMENTS AND CONTINGENCIES:

The Company leases its office space under an operating lease. The existing lease has a term of 6 years with a commencement date of January 1, 2017. The lease will expire December 31, 2022. On April 1, 2019, in compliance with FINRA Regulatory Notice 19-08, a right-of-use asset and operating lease liability were recorded pertaining to this office lease. As this lease does not provide an implicit interest rate, the Company utilized a 5.5% discount rate to determine the lease liability. The lease was recorded as an asset and a liability in the amount of $336,880. Operating lease expense is recognized on a straight-line basis over the lease term. Operating lease expense for the right-of-use asset for the year ended 2019 was $67,376.

At December 31, 2019, the Company had settled the arbitration cases reported in the financial statements for the year ended December 31, 2018. The settlement payments have been recorded in operating overhead in the Statement of Income (Loss). There was one additional arbitration case that arose in 2019 that was subsequently resolved in January, 2020.

SIGNAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 232,515
LIABILITIES SUBORDINATED TO CLAIMS OF GEN CREDITORS	250,000
DEDUCTIONS	(62,790)
NET CAPITAL BEFORE HAIRCUTS	419,725
HAIRCUTS ON SECURITIES	0
NET CAPITAL	$ 419,725

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 967,963
TOTAL AGGREGATE INDEBTEDNESS	$ 967,963

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	$ 64,531
or	
Minimum Dollar Net Capital	100,000
Minimum Net Capital Required	$ 100,000

Ratio:
Aggregate Indebtedness to Net Capital .... 2.31 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part II of Form X-17a-5 as of December 31, 2019)

Net Capital as Reported in Company's Part II Focus Report	$ 419,725
Adjustments	0
Net Capital Per Above	$ 419,725

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Signal Securities, Inc.:

We have performed the procedures included in Rule 17a -5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Signal Securities, Inc., and the SIPC, solely to assist you and SIPC in evaluating Signal Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Signal Securities, Inc.'s management is responsible for its SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

2170 West Interstate 20   •   Arlington, Texas 76017   •   817-274-1700   •   FAX 817-261-0119

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion on compliance, respectively, on Signal Securities, Inc's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Signal Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rhodes Oriele Patyk & Company

February 25, 2020

SIGNAL SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2019

GENERAL ASSESSMENT	$	1,671
LESS PAYMENT MADE 7/18/19 WITH SIPC-6		(749)
ASSESSMENT BALANCE DUE	$	922
ASSESSMENT PAID WITH FORM SIPC-7	$	922

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

		12/31/19
TOTAL REVENUE FOCUS LINE 12 PART 11A LINE 9	$	6,488,656
TOTAL ADDITIONS		0

DEDUCTIONS:

Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products	5,335,884
Commissions, floor brokerage and clearance paid to other SIPC Members in connection with securities transactions	29,515
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	5,633
Other revenue not related either directly or indirectly to the securities business	0
Greater of total interest and dividend expense or 40% of interest earned on customer securities accounts	3,763
TOTAL DEDUCTIONS	5,374,795

SIPC NET OPERATING REVENUE	$	1,113,861
GENERAL ASSESSMENT @ .0015	$	1,671

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Signal Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) Signal Securities, Inc. identified the following provisions of 17 C.F.R. Rule 15c 3-3(k) under which Signal Securities, Inc. claimed an exemption from 17 C.F.R. Rule 240.15 3-3 (k)(2)(ii) and (k)(2)(i) and 2) Signal Securities, Inc. stated that Signal Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Signal Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Signal Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and (k)(2)(i) of Rule 15c 3-3 under the Securities Exchange Act of 1934.

Rhodes Osiek Patyk & Company

Arlington, Texas

February 25, 2020

SIGNAL SECURITIES, INC.

EXEMPTION REPORT FOR THE YEAR ENDED DECEMBER 31, 2019

Signal Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):

As an introducing broker/dealer, the Company clears all transactions with and for customers on a fully disclosed basis with Hilltop Securities, Inc. (clearing firm). The Company promptly transmits all customer funds and securities to Hilltop Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records as are customarily made and kept by a clearing broker or dealer.

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):

The Company provides comprehensive investments services to the general public, including both individual and institutional investors pursuant to direct selling arrangements with registered investment companies. Under these arrangements, the Company may receive customer funds for the purpose of the purchase of redeemable securities of registered investment companies. In order to evidence compliance with existing regulations, the Company maintains such books and records as are customarily made and kept pursuant to 17 C.F.R.§240.15c3-3(k)(2)(i). In addition, the Company effectuates all financial transactions pertaining to the settlement of limited partnership and REIT trades on the secondary market through a bank account designated as "Special Account for the Exclusive Benefit of Customers" pursuant to 17 C.F.R. §240.15c3-3 (k)(2)(i).

To the best of its knowledge and belief, the Company believes that it met the provisions of the above exemptions during the fiscal year 2019 without exception.

Signal Securities, Inc.

I, Jerry Singleton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jerry Singleton

Date: 2/25/20

Title: Chief Executive Officer